FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of June 2006.

Total number of pages: 3

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec Opens Branch Office in Dalian Free Trade Zone, China

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 8, 2006
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Executive Director, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Executive Director
Investor Relations
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

Released on June 8, 2006, in Kyoto, Japan

Nidec Opens Branch Office in Dalian Free Trade Zone, China

Nidec Corporation announced today that one of its wholly owned sales subsidiaries Nidec (Shanghai) International Trading Co., Ltd. has opened a branch office within Dalian Free Trade Zone (“DFTZ”), part of Economic and Technological Development Zone in Dalian, China.

DFTZ is a government-designated bonded area and thus regards goods entering it from or leaving it for countries outside China exempt from import/export duty. Situated in DFTZ, the new office named Nidec (Shanghai) International Trading Co., Ltd. Dalian F.T.Z. Branch (the “DFTZ Branch”) is entitled to preferential treatments, including simplified customs procedures, liberal foreign exchange privileges and absence of quotas.

With an effective regional management in view, Nidec (Shanghai) International Trading Co., Ltd. plans to delegate part of its responsibilities to the DFTZ Branch. Business with existing IT device and home electronics customers based in North and Northeast China is falling under the responsibility of the DFTZ Branch, which is expected to help Nidec (Shanghai) International Trading Co., Ltd. to extend its business reach into a broader area of East and Central China.

Outline of the DFTZ Branch

1.

Company Name:  Nidec (Shanghai) International Trading Co., Ltd. Dalian F.T.Z. Branch

2.

Location:  Room #900, Inn Fine Hotel, No.135, Jinma Road,

        Economic and Technological Development Zone, Dalian, China,

        Zip code: 116600

        Tel: 0411-8753-6693

        Fax: 0411-8762-2693

3.

Representative:  Asuka Iijima

4.

Commencement of operation:  June 5, 2006.

- ### -

3